Exhibit 99.3

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

June 7, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division,
   Prince Edward Island
Securities Registry, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Government of Yukon
Registrar of Securities, Legal Registries Division, Department of Justice, Government of           Nunavut

Dear Sirs/Mesdames:

We have read the statements made by Coolbrands International Inc. in the attached copy of Change of Auditor Notice dated May 31, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements of the Change of Auditor Notice dated May 31, 2007.

Yours very truly,

Chartered Accountants